Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended March 31,
	2017	2016
Net income	$6,615	$2,379
Additions:
Fixed charges
Interest expense	11,405	14,360
Capitalized interest	216	123
	11,621	14,483
Deductions:
Capitalized interest	(216)	(123)
Net loss attributable to noncontrolling interests	19	5
Adjusted earnings	18,039	16,744
Fixed charges (from above)	$11,621	$14,483
Ratio of earnings to fixed charges	1.55	1.16